[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 17, 2017

Via EDGAR and Courier

Susan Block

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	United Technologies Corporation

Registration Statement on Form S-4

Filed October 10, 2017

File No. 333-220883

Dear Ms. Block:

On behalf of our client, United Technologies Corporation (“UTC” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated November 6, 2017, regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on October 10, 2017. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Summary, page 12

Interests of Rockwell Collins’ Directors and Executive Officers in the Merger, page 18

1.	Please revise to quantify the total amounts that your directors and executive officers may receive in connection with the proposed merger. In this regard, please provide quantification regarding the accelerated vesting of any equity awards, the cash out of any stock options and any other amounts due as a result of the proposed merger.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 18-19 of Amendment No. 1.

Background of the Merger, page 50

2.	We note your disclosure that on June 6, 2017, UTC presented a proposed strategic partnership, which included a premium to Rockwell Collins shareowners when the partnership was formed. Please revise to discuss the proposed strategic partnership in greater detail, as well as the Rockwell Collins Board’s concerns about the proposed strategic partnership, or advise. To the extent a specific premium was proposed by UTC, please revise to clarify such premium.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 54-56 of Amendment No. 1.

3.	We note your disclosure on August 17, 2017 that Company B contacted Rockwell Collins to suggest that the parties evaluate a possible investment in Rockwell Collins by Company B. Please revise to discuss the potential investment in greater detail or advise. Please also revise to discuss in greater detail why Rockwell Collins was not interested in pursuing this potential investment.

Response: In response to the Staff’s comment, we have revised the disclosure on page 58 of Amendment No. 1.

Opinions of Rockwell Collins’ Financial Advisors, page 64

4.	Please provide us with copies of the board books and any other materials prepared by your financial advisors.

Response: In response to the Staff’s request, we respectfully inform the Staff that a copy of the board presentation dated September 4, 2017, prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) and Citigroup Global Markets Inc. (“Citigroup”), in connection with each such firm’s respective fairness opinions has been provided directly to the Staff by Davis Polk Wardwell LLP, as counsel to J.P. Morgan and Citigroup, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such presentation has been provided together with a request that such presentation be returned promptly following completion of the Staff’s review thereof. Such presentation is not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. Request for confidential treatment of such presentation pursuant to the provisions of 17 C.F.R. §200.83 has been made by J.P. Morgan and Citigroup.

Certain Rockwell Collins Unaudited Prospective Financial Information, page 77

5.	Please revise this section to describe the key assumptions relied upon by Rockwell Collins’ management in the preparation of the unaudited financial forecasts so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of the forecasts.

Response: In response to the Staff’s comment, we have revised the disclosure on page 80 of Amendment No. 1.

Interests of Directors and Executive Officers of Rockwell Collins in the Merger, page 81

Treatment of DSU Awards, page 83

6.	To the extent quantifiable, please revise to add a table to disclose the value of the awards for each executive officer.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 87-88 of Amendment No. 1.

U.S. Federal Income Tax Consequences, page 91

7.	Please refer to the first paragraph and your disclosure that this is a “general discussion.” Please remove such disclaimer and revise to clarify that the disclosure in this section addresses the material U.S. federal income tax consequences of the proposed merger. Refer to Item 4(a)(6) of Form S-4. Please also revise the proxy statement/prospectus throughout as applicable.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 9, 26 and 95 of Amendment No. 1.

Exhibit 99.1

8.	Please mark your form of proxy “Preliminary Copy.” Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, we have revised the form of proxy filed as Exhibit 99.1 to Amendment No. 1.

*    *     *    *    *    *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1331 or my colleague, Edward J. Lee, at (212) 403-1155.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:	Gregory D. Hayes, United Technologies Corporation
Charles D. Gill, United Technologies Corporation
Robert J. Perna, Rockwell Collins, Inc.
Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP